(15043-V)
www.klk.com.my

Our Ref : KLK/SE

5 March 2008

[redacted]

08001229

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
12/02/2008	Schedule For Release Of 1st Quarter Results
12/02/2008	Listed Companies' Crop – January 2008
20/02/2008	Thirty-Fifth Annual General Meeting ("AGM") Held On 20 February 2008
26/02/2008	Proposed Issue Of Up To United States Dollar ("USD") 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds (Proposed Exchangeable Bonds Issue")
	FINANCIAL RESULTS
20/02/2008	1st Quarterly Report
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT. 1965
28/02/2008	Dato' Seri Lee Oi Hian
28/02/2008	Dato' Lee Hau Hian
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
11/02/2008	Employees Provident Fund Board
14/02/2008	Employees Provident Fund Board
19/02/2008	Employees Provident Fund Board
21/02/2008	Employees Provident Fund Board
22/02/2008	Employees Provident Fund Board
27/02/2008	Employees Provident Fund Board
28/02/2008	Dato' Seri Lee Oi Hian
28/02/2008	Dato' Lee Hau Hian
28/02/2008	Di-Yi Sdn Bhd
28/02/2008	High Quest Holdings Sdn Bhd
28/02/2008	Wan Hin Investments Sdn Bhd & Group
28/02/2008	Employees Provident Fund Board
03/03/2008	Employees Provident Fund Board

dlw 3/13

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2008\Feburary 2008

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/02/2008 08:43:41 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/02/2008 01:50:15 PM**
Reference No **KL-080211-31421**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Schedule for Release of 1st Quarter Results

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)

We wish to advise that the 1st Quarter Results (October to December 2007) of the KLK Group is scheduled for release on Wednesday, 20 February 2008 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

RECEIVED

2008 MAR 13 A 10:28

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/02/2008 12:48:21 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/02/2008 01:50:15 PM**
Reference No **KL-080204-46101**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J C Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *: Listed Companies' Crop January 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of January 2008 :-
Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922								
Crude Palm Oil (mt)	48,752								
Palm Kernel (mt)	11,601								
Rubber (kg)	2,247,157								

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

RECEIVED

2008 MAR 13 A 10:23

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/02/2008 02:41:03 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/02/2008 03:26:30 PM**
Reference No **KL-080215-52863**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	THIRTY-FIFTH ANNUAL GENERAL MEETING ("AGM") HELD ON 20 FEBRUARY 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)

KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting dated 28 December 2007 were duly passed by the shareholders at the thirty-fifth AGM of KLK held earlier today.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

for SEC, US

Form Version V3.0

General Announcement

Submitted by OT_ECM LIBRA AVENUE SECURITIES on 26/02/2008 06:49:24 PM
Reference No OL-080226-61567

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	TAN TAI KIM / EVELYN ONG
Designation *	DIRECTOR / ASSOCIATE

Type *	● Announcement ○ Reply to query
Subject :*	KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY") PROPOSED ISSUE OF UP TO UNITED STATES DOLLAR ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

On behalf of KLK, ECM Libra Investment Bank Berhad (formerly known as ECM Libra Avenue Securities Berhad) ("ECM Libra") is pleased to announce that the Company is proposing to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Exchangeable Bonds") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in KLK.

Please refer to the attachment below for the full text on the Proposed Exchangeable Bonds Issue.

This announcement is dated 26 February 2008.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

KLK-Proposed Exchangeable Bonds Issue.pdf

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY")

PROPOSED ISSUE OF UP TO UNITED STATES DOLLAR ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS ("PROPOSED EXCHANGEABLE BONDS ISSUE")

1. INTRODUCTION

On behalf of KLK, ECM Libra Investment Bank Berhad *(formerly known as ECM Libra Avenue Securities Berhad)* ("**ECM Libra**") is pleased to announce that the Company is proposing to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("**Exchangeable Bonds**") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary ("**Issuer**") incorporated in the Federal Territory of Labuan ("**Labuan**"). The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in KLK ("**KLK Shares**").

2. DETAILS OF THE PROPOSED EXCHANGEABLE BONDS ISSUE

The Issuer was incorporated in Labuan under the Offshore Companies Act, 1990 on 25 February 2008. The Issuer has an authorised share capital of USD10,000.00 comprising 10,000 ordinary shares of USD1.00 each with an issued and paid-up share capital of USD2.00 comprising 2 ordinary shares of USD1.00 each. The Issuer was incorporated as a special purpose vehicle to facilitate the Proposed Exchangeable Bonds Issue.

The Exchangeable Bonds issued by the Issuer will be guaranteed by KLK (the "**KLK Guarantee**"). The Exchangeable Bonds, the KLK Guarantee and the KLK Shares (collectively the "**Securities**") will be issued and offered outside Malaysia and the United States to certain persons in offshore transactions in accordance with Regulation S under the United States Securities Act of 1933.

The Exchangeable Bonds will not be issued or sold to any person in Malaysia except to corporations incorporated or deemed incorporated or registered under the Offshore Companies Act 1990.

The Exchangeable Bonds may be exchangeable into new KLK Shares at the option of the bondholders at any time within a specified period during the tenure of the Exchangeable Bonds at an exchange price to be determined. In certain circumstances, KLK may also have the option to redeem any outstanding Exchangeable Bonds within a specified period prior to the maturity date. Any Exchangeable Bonds outstanding as at the maturity date shall be redeemed in cash by KLK.

An application may be made to the Labuan International Financial Exchange ("**LFX**") and / or a foreign stock exchange to be identified for the listing of and quotation for the Exchangeable Bonds. However, the Proposed Exchangeable Bonds Issue is not conditional upon approval of the said listing(s).

The Issuer will have an over-allotment option to increase the amount of Exchangeable Bonds issued by an additional USD100 million above the Proposed Exchangeable Bonds Issue. The actual size of the Proposed Exchangeable Bonds Issue will be determined by KLK/ Issuer in consultation with the Joint Bookrunners (as defined herein) after the marketing period but prior to the issuance of the Exchangeable Bonds. The final terms of the Exchangeable Bonds will be announced upon completion of the book-building process.

The new KLK Shares to be issued in exchange of the Exchangeable Bonds, upon allotment and issue, will rank pari passu in all respects with the then existing issued and paid-up KLK Shares save and except that the holders of the new KLK Shares will not be entitled to any dividends or other distributions the record date for which entitlement precedes the date of allotment and issue of the new KLK Shares.

3. RATIONALE FOR THE PROPOSED EXCHANGEABLE BONDS ISSUE

The Proposed Exchangeable Bond Issue will provide KLK and its subsidiaries ("**KLK Group**") with readily available funds at an attractive financing cost to implement present and future expansion plans both in Malaysia and overseas. Further, the KLK Group will also be able to utilize the proceeds from the Proposed Exchangeable Bonds Issue to refinance existing bank borrowings and its working capital requirements.

As a USD denominated funding instrument, future cash settlement (if any) of the Exchangeable Bonds upon maturity can be set-off directly against the Company's revenue from its palm oil based products sales which are USD denominated.

Holders of the Exchangeable Bonds will have the option within a specified period to exchange them for new KLK Shares at a premium to the prevailing market price of KLK Shares at the time of the issue of the Exchangeable Bonds. To the extent this option is exercised, the new KLK Shares issued will reduce the outflow of funds from KLK required to redeem the Exchangeable Bonds on maturity.

The proposed fund raising exercise will allow KLK the opportunity to access the USD denominated global equity linked bond market, which has good liquidity, and enhance KLK's international profile.

4. PROPOSED UTILISATION OF PROCEEDS

The Proposed Exchangeable Bonds Issue will raise up to USD300 million or an equivalent of approximately RM965 million (based on exchange rate of USD1.00 : RM3.2161). The gross proceeds will be utilised to refinance existing bank borrowings, fund capital expenditure, investment/acquisition opportunities to be identified, working capital requirements as well as to defray expenses related to the Proposed Exchangeable Bonds Issue.

5. EFFECTS OF THE PROPOSED EXCHANGEABLE BONDS ISSUE

5.1 Issued and paid-up share capital

The Proposed Exchangeable Bonds Issue will not have any immediate effect on the issued and paid-up share capital of the Company. However, if and when the Exchangeable Bonds are exchanged in the future, the issued and paid-up share capital of KLK will increase accordingly. The number of new KLK Shares to be issued will depend on the nominal amount of the Exchangeable Bonds exchanged as well as the exchange price of the Exchangeable Bonds.

5.2 Earnings

The effects of the Proposed Exchangeable Bonds Issue on the future earnings of KLK would depend upon the actual issue size, the final terms and conditions of the Exchangeable Bonds to be determined and, the amount of Exchangeable Bonds exchanged in the future during its tenure.

5.3 Net assets ("NA") and gearing

The effects of the Proposed Exchangeable Bonds Issue on the future NA and gearing of the KLK Group would depend on the issue size and the exchange price, timing and the actual amount of Exchangeable Bonds exchanged.

5.4 Substantial shareholders

The Proposed Exchangeable Bonds Issue will not have an immediate effect on the shareholdings of the substantial shareholders of KLK. However, if and when the Exchangeable Bonds are exchanged in the future, the percentage shareholdings of the substantial shareholders will be diluted accordingly.

5.5 Dividends

The Proposed Exchangeable Bonds Issue is not expected to have any material effect on the dividends to be declared by the Company, if any, for future financial years as dividends will be determined after taking into consideration, amongst other things, the Company's performance and cashflow position, as well as the prevailing economic conditions at that time.

6. APPROVALS REQUIRED

The Proposed Exchangeable Bonds Issue is conditional upon the following approvals:-

(i) Securities Commission ("**SC**"), in particular, the issuance of the new KLK Shares arising from the exchange of the Exchangeable Bonds and their subsequent listing and quotation on the Main Board of Bursa Malaysia Securities Berhad ("**Bursa Securities**");

(ii) the Equity Compliance Unit (via the SC) under the Foreign Investment Committee's requirements;

(iii) Bank Negara Malaysia;

(iv) Bursa Securities, for the listing of and quotation for the new KLK Shares to be issued pursuant to the exchange of the Exchangeable Bonds, if any, on the Main Board of Bursa Securities;

(v) Labuan Offshore Financial Services Authority;

(vi) the shareholders of KLK at an extraordinary general meeting to be convened; and

(vii) any other relevant authorities, if required.

As mentioned in Section 2 above, an application may be made to the LFX and/ or a foreign stock exchange to be identified for the listing and quotation for the Exchangeable Bonds. However, the Proposed Exchangeable Bonds Issue is not conditional upon approval of the said listing.

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

None of the Directors, substantial shareholders of KLK or persons connected with the Directors or substantial shareholders have any interest (direct or indirect) in the Proposed Exchangeable Bonds Issue.

8. DIRECTORS' RECOMMENDATION

After due consideration, all the Directors of KLK are of the opinion that the Proposed Exchangeable Bonds Issue is in the best interest of the Company.

9. ADVISER

The Company has appointed ECM Libra as the Domestic Adviser for the Proposed Exchangeable Bonds Issue; and has appointed ECM Libra and Credit Suisse (Hong Kong) Limited as the Joint Lead Managers and Joint Bookrunners for the Proposed Exchangeable Bonds Issue.

10. SUBMISSION TO AUTHORITIES

Applications to the relevant authorities are expected to be made within 1 month from the date of this announcement.

This announcement is dated 26 February 2008.

NOTE:

This document is not for distribution, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). This document does not constitute and is not an offer or solicitation to purchase or subscribe for securities in the United States ("US"). The Securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"). The Securities may not be offered or sold in the US absent registration or an exemption from registration under the US Securities Act of 1933. KLK does not intend to register the Securities or conduct a public offering of the Securities in the US. This document (and the information contained herein) is not for publication or distribution, directly or indirectly, in Canada, Japan or the US.

BURSA MALAYSIA

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/02/2008 10:07:06 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/02/2008 05:03:44 PM**
Reference No **KL-080211-36425**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2008**
*** Quarter**	**1 Qtr**
*** Quarterly report for the financial period ended**	**31/12/2007**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

1st qtrly rpt.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2007**

INDIVIDUAL QUARTER **CUMULATIVE QUARTER**

	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2007	31/12/2006	31/12/2007	31/12/2006
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	1,779,511	1,171,987	1,779,511	1,171,987
2. Profit/(loss) before tax	372,616	194,223	372,616	194,223
3. Profit/(loss) for the period	303,368	155,865	303,368	155,865
4. Profit/(loss) attributable to ordinary equity holders of the parent	291,136	156,112	291,136	156,112
5. Basic earnings/(loss) per share (sen)	27.34	14.66	27.34	14.66
6. Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	4.8300	4.6200

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2007	31/12/2006	31/12/2007	31/12/2006
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	4,441	3,733	4,441	3,733
2. Gross interest expense	15,559	5,679	15,559	5,679

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2007

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Revenue	1,779,511	1,171,987	1,779,511	1,171,987
Operating expenses	(1,447,038)	(983,288)	(1,447,038)	(983,288)
Other operating income	48,596	7,706	48,596	7,706
Finance costs	(15,559)	(5,679)	(15,559)	(5,679)
Share of results of associates	7,106	3,497	7,106	3,497
Profit before taxation	372,616	194,223	372,616	194,223
Tax expense	(69,248)	(38,358)	(69,248)	(38,358)
Net profit for the period	303,368	155,865	303,368	155,865
Attributable to :-				
Equity holders of the Company	291,136	156,112	291,136	156,112
Minority interests	12,232	(247)	12,232	(247)
	303,368	155,865	303,368	155,865
	Sen	Sen	Sen	Sen
Earnings per share - Basic	27.34	14.66	27.34	14.66
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

(15043-V)

(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2007

(The figures have not been audited.)

	31 December 2007 RM'000	30 September 2007 RM'000
Assets		
Property, plant and equipment	2,087,844	2,093,208
Investment properties	5,175	5,188
Prepaid lease payments	283,553	242,809
Biological assets	1,216,381	1,189,512
Land held for property development	194,738	194,735
Goodwill on consolidation	276,871	264,698
Intangible assets	43,154	44,789
Investments in associates	175,893	172,455
Other investments	438,824	438,705
Deferred tax assets	9,678	11,634
Total non-current assets	4,732,111	4,657,733
Inventories	1,076,676	982,655
Biological assets	1,446	3,227
Trade and other receivables	856,433	837,042
Tax recoverable	9,974	15,032
Property development costs	14,605	11,969
Cash and cash equivalents	820,471	495,634
Total current assets	2,779,605	2,345,559
Total assets	**7,511,716**	**7,003,292**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,088,151	3,864,995
	5,155,656	4,932,500
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,142,209	4,919,053
Minority interests	183,912	176,159
Total equity	5,326,121	5,095,212
Liabilities		
Deferred tax liabilities	187,385	195,218
Provision for retirement benefits	32,775	32,951
Borrowings	886,333	566,893
Total non-current liabilities	1,106,493	795,062
Trade and other payables	594,045	563,777
Borrowings	422,023	493,919
Tax payable	63,034	55,322
Total current liabilities	1,079,102	1,113,018
Total liabilities	**2,185,595**	**1,908,080**
Total equity and liabilities	**7,511,716**	**7,003,292**
Net assets per share attributable to equity holders of the Company (RM)	4.83	4.62

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2007
(The figures have not been audited.)

	Attributable to the equity holders of the Company									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	(35)	104	(1)	(68,510)	462	-	(67,980)	(4,479)	(72,459)
Net profit for the period	-	-	-	-	-	291,136	-	291,136	12,232	303,368
At 31 December 2007	1,067,505	876,109	49,759	29,713	72,799	3,059,771	(13,447)	5,142,209	183,912	5,326,121
At 1 October 2006	712,516	1,231,792	47,772	26,517	185,116	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Net gain/(loss) not recognised in the income statement	-	424	-	(2)	(29,976)	(651)	-	(30,205)	(468)	(30,673)
Net profit for the period	-	-	-	-	-	156,112	-	156,112	(247)	155,865
At 31 December 2006	712,516	1,232,216	47,772	26,515	155,140	2,518,591	(13,447)	4,679,303	168,080	4,847,383

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2007
(The figures have not been audited.)

	3 months ended 31 December	
	2007	2006
	RM'000	RM'000
Cash flow from operating activities		
Profit before taxation	372,616	194,223
Adjustment for non-cash flow :-		
Non-cash items	36,924	35,256
Non-operating items	8,628	252
Operating profit before working capital changes	418,168	229,731
Working capital changes :-		
Net change in current assets	(159,412)	17,702
Net change in current liabilities	(1,839)	(18,469)
Cash generated from operations	256,917	228,964
Interest paid	(17,266)	(5,345)
Tax paid	(72,232)	(28,884)
Retirement benefit paid	(278)	(315)
Net cash generated from operating activities	167,141	194,420
Cash flow from investing activities		
Equity investments	(34,310)	1,298
Other investments	(57,267)	(87,295)
Net cash used in investing activities	(91,577)	(85,997)
Cash flow from financing activities		
Bank borrowings	259,951	8,969
Issue of shares to minority shareholder	-	1,061
Return of capital to minority shareholders	(6,721)	-
Net cash generated from financing activities	253,230	10,030
Net increase in cash and cash equivalents	328,794	118,453
Cash and cash equivalents at 1 October	472,323	440,702
	801,117	559,155
Foreign exchange difference on opening balance	(6,877)	1,048
Cash and cash equivalents at 31 December	794,240	560,203

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2007, except for the adoption of the following FRSs, Amendments to FRS and Issue Committee ("IC") Interpretations which became effective for financial periods beginning on or after 1 July 2007:-

Amendment to FRS 121 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*

IC Interpretation 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*

IC Interpretation 2 *Members' Shares in Co-operative Entities and Similar Instruments*

IC Interpretation 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

IC Interpretation 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*

IC Interpretation 7 *Applying the Restatement Approach under FRS* 129_{2004} *Financial Reporting in Hyperinflationary Economies*

IC Interpretation 8 *Scope of FRS 2*

FRS 107 *Cash Flow Statements*

FRS 111 *Construction Contracts*

FRS 112 *Income Taxes*

FRS 118 *Revenue*

FRS 120 *Accounting for Government Grants and Disclosure of Government Assistance*

FRS 134 *Interim Financial Reporting*

FRS 137 *Provisions, Contingent Liabilities and Contingent Assets*

The adoption of the above FRSs, Amendments to FRS and IC Interpretations does not have any significant financial impact on the Group.

A2. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid
There were no dividends paid during the financial quarter ended 31 December 2007 (31 December 2006 : Nil).

A7. Segment Information
Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit before tax	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Plantation	800,293	496,643	252,325	123,906
Manufacturing	760,067	352,481	38,124	3,765
Retailing	310,200	322,914	55,367	58,508
Property development	4,960	12,636	1,686	2,750
Investment holding	9,514	7,491	6,931	5,427
Others	13,947	10,267	1,176	(54)
	1,898,981	1,202,432	355,609	194,302
Inter-segment elimination	(119,470)	(30,445)	-	-
	1,779,511	1,171,987	355,609	194,302
Corporate			25,460	2,103
			381,069	196,405
Finance costs			(15,559)	(5,679)
Share of results of associates			7,106	3,497
			372,616	194,223

A8. Events subsequent to Balance Sheet Date
In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A9. Changes in the Composition of the Group
On 6 December 2007, the Company acquired a shelf company namely, Draw Fields Sdn Bhd, which has an issued and paid-up share capital of RM2 and is currently non-operational.

A10. Changes in Contingent Liabilities and Contingent Assets
There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance
The Group's profit before taxation for the current quarter under review increased 91.8% to RM372.6 million compared to last year's same quarter. Improved plantation profits, achieved through strong palm product prices and higher FFB crop, contributed the bulk of the increase in pre-tax profit. The manufacturing section had also registered better results.

B2. Variation of Results to Preceding Quarter
The 1st quarter's pre-tax profit of the Group rose 13.9% to RM372.6 million from that of the preceding quarter. Owing to high seasonal sales period, retailing sector recorded increased contribution. Performance from manufacturing sector had also improved.

B3. Current Year Prospects
In view of the prevailing strong commodity prices and anticipated higher contributions from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be substantially better than that of the previous year.

B4. Profit Forecast and Profit Guarantee
The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	58,127	31,030	58,127	31,030
Overseas taxation	28,886	11,648	28,886	11,648
	87,013	42,678	87,013	42,678
Deferred tax				
Relating to origination and reversal of temporary differences	(7,402)	296	(7,402)	296
Relating to reduction in tax rate	(10,579)	(4,823)	(10,579)	(4,823)
	(17,981)	(4,527)	(17,981)	(4,527)
	69,032	38,151	69,032	38,151
(Over)/Under provision in respect of previous years				
Malaysian taxation	(39)	(1)	(39)	(1)
Overseas taxation	255	208	255	208
	216	207	216	207
	69,248	38,358	69,248	38,358

The effective tax rate for the current quarter is lower than the statutory tax rate largely due to recognition of deferred tax assets not taken up previously, tax incentives claimed by the Company and certain subsidiaries and adjustments for the reduction in tax rates on deferred taxation.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial year ended 31 December 2007 (31 December 2006 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Surplus on sale of property	7,665	-	7,665	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	5,478	10,727	5,478	10,727
Sales proceeds of quoted securities	6,453	4,610	6,453	4,610
Surplus on sales of quoted securities	2,064	2,763	2,064	2,763

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2007	30 September 2007
	RM'000	RM'000
At cost		
Associate	36,732	37,466
Other investments	438,141	438,001
	474,873	475,467
At carrying value less allowance		
Associate	27,472	28,045
Other investments	438,126	437,984
	465,598	466,029
At market value		
Associate	26,721	28,126
Other investments	546,603	634,490
	573,324	662,616

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2007		30 September 2007	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	742	GBP112	781	GBP112
	-		79	CAD23
	-		2,209	HKD5,040
	5,908	Rmb13,000	5,907	Rmb13,000
	6,650		8,976	
- Unsecured	73,750	USD22,240	118,525	USD34,740
	24,711	GBP3,732	56,727	GBP8,132
	-		4,501	HKD10,268
	-		5,297	AUD1,750
	43,178	Rmb95,000	43,168	Rmb95,000
	141,639		228,218	
	148,289		237,194	
(ii) Bank Overdraft				
- Secured	-		1,465	HKD3,342
- Unsecured	11,018	USD3,324	9,843	USD2,889
	4,688	GBP708	8,249	GBP1,183
	3,656	HKD8,605	3,754	HKD8,565
	6,869		-	
	26,231		21,846	
	26,231		23,311	
(iii) Short Term Borrowings				
- Secured	17,670	CHF6,000	17,570	CHF6,000
	10,335	Euro2,116	5,686	Euro1,169
	28,005		23,256	
- Unsecured	14,906	USD4,500	19,803	USD5,793
	204,592		190,355	
	219,498		210,158	
	247,503		233,414	
Total repayable within 12 months	422,023		493,919	

	31 December 2007		30 September 2007	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(b) Repayable after 12 months :-				
Term Loans				
- Secured	-		195	GBP28
- Unsecured	251,575	USD75,850	266,698	USD78,235
	134,758		-	
	386,333		266,698	
	386,333		266,893	
Islamic Medium Term Notes				
- Unsecured	500,000		300,000	
Total repayable after 12 months	886,333		566,893	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 13 February 2008 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount	Equivalent Amount	Mature within One Year	In the Second Year
		Million	RM million	RM million	RM million
(a) Sale contracts	GBP	9.2	61.8	61.8	-
	AUD	1.3	3.9	3.9	-
	NZD	1.1	2.8	2.8	-
	EURO	14.9	70.2	70.2	-
	USD	326.6	1,083.7	1,083.7	-
	YEN	45.8	1.4	1.4	-
(b) Purchase contracts	GBP	2.8	17.8	17.8	-
	EURO	0.2	0.9	0.9	-
	USD	7.1	23.0	21.4	1.6

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank (M) Berhad ("AmBank") (collectively, "the Defendants"); And*
Federal Court Civil Appeal no. 02-16-2007(w) by the Company/AHSB
Federal Court Civil Appeal no. 02-17-2007(w) by Ambank
(collectively referred to as the "Federal Court Appeals")

The High Court on 3 April 2006 ruled in favour of the Defendants. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million Ladang Perbadanan Fima Berhad ("LPF") shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal allowed GGSB's appeal and gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5million to AmBank. The Defendants filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. The leave application was heard by the Federal Court on 25 April 2007 and was unanimously allowed.

KLK/AHSB's appeal against the whole of the Court of Appeal decision, was fixed for hearing before the Federal Court on 4 February 2008. However, this date was vacated the week before the hearing with no reasons given. We have written in for another date to hear the Federal Court Appeals.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank (M) Berhad and AmSec Nominees Sdn Bhd ("AmBank") (collectively, "the Defendants")*

Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction to restrain the sale and the MGO on 24 July 2006 from the High Court pursuant to a new suit i.e. GGSB's 2nd Suit.

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and these applications are fixed for hearing on 22 May 2008 and 3 March 2008 respectively.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2007 (31 December 2006 : Nil).

(b) The total dividend for the current financial year is Nil (2006 : Nil).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period. Comparative earnings per share has been retrospectively adjusted for the effect of the 1 for 2 Bonus Issue.

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2007	2006	2007	2006
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	291,136	156,112	291,136	156,112
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	27.34	14.66	27.34	14.66

B14. Audit Report

The audit report for the financial year ended 30 September 2007 was not subject to any qualifications.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

20 February 2008

BURSA MALAYSIA

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:25 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D56**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of director

Name *	Dato' Seri Lee Oi Hian
Address *	55 Jalan Kelab Golf, 30350 Ipoh
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	18.500
Disposed	25/02/2008	200,000	18.675
Disposed	26/02/2008	102,200	18.708

Circumstances by reason of which change has occurred	Deemed Interest (Shares disposed in open market)
Nature of interest	Indirect
Consideration (if any)	

Total no of securities after change

Direct (units)	72,000
Direct (%)	0.01
Indirect/deemed interest (units)	496,497,027
Indirect/deemed interest (%)	46.62
Date of notice *	28/02/2008
Remarks	

SEC, ur

BURSA MALAYSIA

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:25 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D47**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of director

Name *	Dato' Lee Hau Hian
Address *	2 Jalan Raja Di-Hilir, 30350 Ipoh
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	18.500
Disposed	25/02/2008	200,000	18.675
Disposed	26/02/2008	102,200	18.708

Circumstances by reason of which change has occurred	Deemed Interest (Shares disposed in open market)
Nature of interest	Indirect
Consideration (if any)	

Total no of securities after change

Direct (units)	83,250
Direct (%)	0.01
Indirect/deemed interest (units)	496,497,027
Indirect/deemed interest (%)	46.62
Date of notice *	28/02/2008
Remarks	

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/02/2008 03:53:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/02/2008 05:09:20 PM**
Reference No **KLK-080211-B5C0B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/01/2008	*117,300	
Disposed	31/01/2008	97,700	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	96,388,000
Direct (%)	9.05
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	96,388,000
Date of notice *	31/01/2008
Remarks	

fsc

BURSA MALAYSIA

sec, ws

2008 MAR 13 A 10:29

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/02/2008 12:19:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/02/2008 02:14:15 PM**
Reference No **KLK-080214-7C164**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*06/02/2008	*39,600	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	96,348,400
Direct (%)	9.05
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	96,348,400
Date of notice *	06/02/2008
Remarks	

fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/02/2008 03:13:53 PM**
Submitted by **KUALA LUMPUR KEPONG** on **19/02/2008 04:46:51 PM**
Reference No **KLK-080219-7B953**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*11/01/2008	*250,000	
Acquired	22/01/2008	200,000	
Acquired	24/01/2008	50,000	
Disposed	11/02/2008	45,000	
Disposed	12/02/2008	240,000	
Disposed	12/02/2008	65,400	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager & Sales of equity managed by Portfolio Manager
Nature of interest *	Direct

Direct (units)	96,498,000
Direct (%)	9.06
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	96,498,000
Date of notice *	12/02/2008
Remarks	fsc

SECUS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/02/2008 09:53:06 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/02/2008 11:28:56 AM**
Reference No **KLK-080221-A5AD5**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*13/02/2008	*390,000	
Disposed	13/02/2008	10,000	
Disposed	14/02/2008	700,000	
Disposed	14/02/2008	40,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	95,358,000
Direct (%)	8.95

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	95,358,000
Date of notice *	14/02/2008
Remarks	

fsc

BURSA MALAYSIA

SEC/NS

RECEIVED

2008 MAR 13 A 10: 29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/02/2008 12:08:06 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/02/2008 02:30:55 PM**
Reference No **KLK-080222-6B71E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*13/02/2008	*47,300	
Disposed	14/02/2008	80,000	
Disposed	18/02/2008	9,700	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	95,221,000
Direct (%)	8.94

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	95,221,000
Date of notice *	18/02/2008
Remarks	fsc

BURSA MALAYSIA

SEC Mail Processing

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/02/2008 12:45:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/02/2008 02:34:35 PM**
Reference No **KLK-080227-A2D5B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*19/02/2008	*2,259,300	
Acquired	20/02/2008	1,000,000	
Disposed	20/02/2008	444,100	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	93,517,600
Direct (%)	8.78

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	93,517,600
Date of notice *	20/02/2008
Remarks	

fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D66**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Dato' Seri Lee Oi Hian
Address *	55 Jalan Kelab Golf, 30350 Ipoh
NRIC/passport no/company no. *	510207-08-5743
Nationality/country of incorporation *	Malaysian
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	
Disposed	25/02/2008	200,000	
Disposed	26/02/2008	102,200	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	72,000
Direct (%)	0.01
Indirect/deemed interest (units)	496,497,027

Indirect/deemed interest (%)	46.62
Total no of securities after change *	496,569,027
Date of notice *	28/02/2008
Remarks	

|s|

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:25 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D58**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Dato' Lee Hau Hian
Address *	2 Jalan Raja Di-Hilir, 30350 Ipoh
NRIC/passport no/company no. *	531016-08-6041
Nationality/country of incorporation *	Malaysian
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	
Disposed	25/02/2008	200,000	
Disposed	26/02/2008	102,200	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	83,250
Direct (%)	0.01
Indirect/deemed interest (units)	496,497,027

Indirect/deemed interest (%)	46.62
Total no of securities after change *	496,580,277
Date of notice *	28/02/2008
Remarks	

/s/

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D64**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Di-Yi Sdn Bhd
Address *	No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
NRIC/passport no/company no. *	174554-M
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	
Disposed	25/02/2008	200,000	
Disposed	26/02/2008	102,200	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	
Direct (%)	

Indirect/deemed interest (units)	496,497,027
Indirect/deemed interest (%)	46.62
Total no of securities after change *	496,497,027
Date of notice *	28/02/2008
Remarks	

/s/

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D63**
Form Version V3.0

Submitted

Company Information

New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	High Quest Holdings Sdn Bhd
Address *	No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
NRIC/passport no/company no. *	178504-D
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	
Disposed	25/02/2008	200,000	
Disposed	26/02/2008	102,200	

Circumstances by reason of which change has occurred *	Deemed Interest (Shares disposed in open market)
Nature of interest *	Indirect
Direct (units)	
Direct (%)	

Indirect/deemed interest (units)	496,497,027
Indirect/deemed interest (%)	46.62
Total no of securities after change *	496,497,027
Date of notice *	28/02/2008
Remarks	
	/s/

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 02:04:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-15D60**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Wan Hin Investments Sdn Bhd & Group
Address *	No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
NRIC/passport no/company no. *	3117-U
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/02/2008	*300,000	
Disposed	25/02/2008	200,000	
Disposed	26/02/2008	102,200	

Circumstances by reason of which change has occurred *	Direct Interest (Shares disposed in open market)
Nature of interest *	Direct
Direct (units)	595,500
Direct (%)	0.06

Indirect/deemed interest (units)	495,901,527
Indirect/deemed interest (%)	46.57
Total no of securities after change *	496,497,027
Date of notice *	28/02/2008
Remarks	

Isl

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/02/2008 12:50:14 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/02/2008 05:21:34 PM**
Reference No **KLK-080228-A926F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*19/02/2008	*40,000	
Acquired	21/02/2008	1,146,000	
Disposed	21/02/2008	706,400	
Acquired	22/02/2008	2,000,000	
Disposed	22/02/2008	97,400	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	95,819,800

Direct (%)	9
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	95,819,800
Date of notice *	22/02/2008
Remarks	

fsc

SEC, U.S.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/03/2008 02:29:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/03/2008 03:46:09 PM**
Reference No **KLK-080303-3A81D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*25/02/2008	*1,224,800	
Disposed	25/02/2008	950,000	
Acquired	26/02/2008	6,700	
Disposed	26/02/2008	767,700	
Disposed	26/02/2008	30,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	95,303,600

Direct (%)	8.95
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	95,303,600
Date of notice *	26/02/2008
Remarks	

fsc

END